SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 4, 2005

_________________

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No.153
34430 Tepebasi
Istanbul, Turkey
_________________
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:         Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board - Subject: TURKCELL'S APPLICATION FOR INVESTMENT INCENTIVE APPROVED

TURKCELL’S APPLICATION FOR INVESTMENT INCENTIVE APPROVED

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

      Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s application to the Treasury of Turkey to receive an incentive for the modernization and development of its infrastructure has been approved.

The investment incentive, which covers a total investment amount of TL1,047trillion is valid through December 31, 2007 and enables Turkcell to be exempted from customs tax, 18% VAT (except for software purchases) and corporate tax on 40% of the invested amount.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Nihat Narin Investor Relations 31.12.2004	Serkan Okandan Financial Planning and Reporting 31.12.2004

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 4, 2005	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer